Exhibit (a)(5)(viii)

C O R P O R A T E  P A R T I C I P A N T S

Jenny Gelhausen
Oracle — Investor Relations

Safra Catz
Oracle — Co-Pres., Interim CFO, Director

Larry Ellison
Oracle — CEO, Director

Charles Phillips
Oracle — Co-Pres., Director

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Heather Bellini
UBS — Analyst

John DiFucci
Bear Stearns — Analyst

Brendan Barnicle
Pacific Crest Securities — Analyst

Brent Thill
Prudential — Analyst

Adam Holt
JP Morgan — Analyst

Drew Brosseau
SG Cowen — Analyst

Ross MacMillan
Morgan Stanley — Analyst

P R E S E N T A T I O N

Operator

Good day everyone. Welcome to today’s Oracle Corporation third quarter earnings conference. As a reminder today’s conference is being recorded. At this time for opening remarks and introductions I would like to turn the conference over to Jenny Gelhausen. Please go ahead ma’am.

Jenny Gelhausen - Oracle — Investor Relations

Thank you, operator. Welcome to Oracle Corporation’s fiscal 2005 third quarter earnings conference call. I would like to introduce Safra Catz, Oracle Co-President and Interim Chief Financial Officer, Larry Ellison, Oracle CEO, and Charles Phillips, Oracle Co-President. Their commentary will be followed by a Q&A session. I will now read the Safe Harbor and Tender Offer disclosure statements. Our discussion may include predictions, estimates, and other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on forward-looking statements which reflect our opinions only as of the date of this presentation.

Please keep in mind that we’re not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. Throughout today’s discussion we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10-K and Form 10-Q for a more complete discussion of

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

our risk factors. This teleconference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy Retek’s common stock is only being made pursuant to the Offer to Purchase and related materials that Oracle Corporation filed on March 9, 2005, and amended March 18, 2005. Stockholders should read these materials carefully because they contain important information including the terms and conditions of the offer. Stockholders may also obtain the Offer to Purchase and related materials with respect to the tender offer free at the SEC website, www.sec.gov, or from Oracle Corporation. Thank you for your patience, and let me turn the call over to Safra.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

Thanks, Jenny. Good afternoon and thank you for joining us. This quarter the financial results I’ll be reviewing with you will include about 2 months of PeopleSoft results, 3 months of Oracle results. Basically PeopleSoft beginning on December 29, 2004, the date we acquired a majority interest. In our Form 10-Q, which we expect to file with the SEC later this week we’ve broken out in detail the incremental PeopleSoft revenue and expenses by each of our operating segments allowing you to understand the operating results of Oracle on a stand-alone basis. Although we were able to break out PeopleSoft’s revenue and expense contributions this quarter it’s not clear we’ll be able to do so in future quarters as the businesses become even more integrated.

Also, today and from this quarter forward I’m going to focus on our reported non-GAAP financial results which exclude certain business combination accounting adjustments and expenses that we believe are appropriate to fully understand our past financial performance and prospects for the future. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or diluted earnings per share prepared in accordance with GAAP. We’ve attached a reconciliation of the GAAP to non-GAAP results to our earnings release and the reconciliation is also available on our website.

First, I’d like to just start with a few financial highlights for the quarter. First of all, our non-GAAP EPS growth, the key metric that we’re focused on as an organization, grew 28 percent to $0.16 per share in the third quarter from $0.12 per share last year. Secondly, we showed continued database strength, which is strength in our largest business. Database technology revenues increased 12 percent in U.S. dollars and 8 percent in constant currency. The strength really came from the sale of the database options which were up 22 percent in U.S. dollars, 18 in constant currency, and really RAC, Enterprise Manager and partitioning drove the growth in the database options. Thirdly, we clearly have application server momentum. Application server revenues grew 33 percent in U.S. dollars, 29 in constant currency in the third quarter.

Fourth, we’ve been very successful with our PeopleSoft acquisition and integration. The quarter had a lot of activity associated with PeopleSoft, and I want to remind you that in fact the deal closed this quarter for a total amount of 10.6 billion. Much of our work was focused on aligning the two applications organization to operate as one, and we expect to achieve substantial benefits from these efforts going forward, and we’re well on our way and absolutely on track. Finally, we have very strong cash flow in the quarter. Our operating cash flow for the first 9 months was 2.56 billion compared with 2.18 billion in the same quarter of last year, an increase of 17 percent. The strength of the cash flow in our business is why we maintain our credit rating despite an increase in our debt.

I’m now going to move to a more detailed explanation of the financial results beginning with revenues. As I mentioned earlier I’m going to cover GAAP and non-GAAP results and we’ve attached the reconciliation to the earnings announcement and I direct your attention to it. Since your models are on a non-GAAP basis I’m generally going to lead with those. Revenues, total non-GAAP revenues for the third quarter were 3.09 billion, an increase of 23 percent in U.S. dollars, 19 in constant currency compared to last year. On a GAAP basis the total revenues increased 18 percent and 14 percent in constant currency. Our total non-GAAP software revenues were 2.48 billion for the third quarter, an increase of 23 percent in U.S. dollars, 20 percent in constant currency. On a GAAP basis, total software revenues grew 15 percent in U.S. dollars and 12 percent in constant currency.

New software license revenues were 947 million, a growth of 12 percent in U.S. dollars, 8 in constant currency as compared to last year. New software license revenues include incremental PeopleSoft revenues in the amount of 31 million. Excluding revenues from the sale of PeopleSoft products new software license revenues increased 8 percent in U.S. dollars, 8 in constant currencies. In addition, PeopleSoft recorded $270 million in new license revenue in their fourth quarter, representing a 45 — 46 percent growth for them. Much of it closing in December. We did not include those numbers in our consolidated results, since we did not have complete control of the company at that time. PeopleSoft did continue to use their customer assurance program through the date December 28.

As a result of the adjustments to record PeopleSoft support or obligations assumed at fair value a total of 635 million of software license and — license updates and product support revenues that would have been otherwise recorded by PeopleSoft as an independent entity will not be recognized in our consolidated results of operations, though the cash has or will be received. As those customers renew their support contracts

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

over the next year we will recognize the full value of the support contracts over the remaining terms of the contract, the majority of which are one year. Software license updates and product support revenues for the third quarter and 9 months of fiscal 2005 were reduced by 143 million as a result of reflecting the software obligation at the estimated fair value. We often call that the maintenance write-down that many of you add back in.

Non-GAAP software license updates and product support revenues were 1.5 billion and grew 30 percent in U.S. dollars, 27 in constant currency. On a GAAP basis, software license updates and product support revenues grew 18 percent and 15 percent in constant currency. Excluding incremental PeopleSoft revenues were recognized on a GAAP basis in the current quarter in the amount of 87 million. Software license and product support revenues increased 11 percent in U.S. dollars, 7 in constant currency. The increase in software license updates and product support revenues is a result of incremental PeopleSoft revenues, the renewal of the bulk of the Oracle subscription base eligible for the renewal in the current year and of course the addition of support revenues associated with new software license revenues during the quarter as well as more timely contract renewals.

Our services revenues were 614 million representing a 26 percent increase in U.S. dollars, 23 in constant currency. Services revenues, of course, include consulting, advanced product services, and education. Consulting revenues were 470 million, representing a 26 percent increase in U.S. dollars, 23 in constant currency as compared to last year. Consulting revenues include incremental PeopleSoft revenues in the amount of 96 million. Excluding revenues generated from PeopleSoft consulting contracts, consulting revenues were flat in U.S. dollars but declined 3 percent in constant currency. Due to a shift of a mix of resources to lower cost countries which has resulted in a decrease in billing rates.

Consulting revenues also declined as a result of our working more closely with partners who are performing an increasing number of implementations of our software. In addition, we’ve experienced higher attrition rates in the U.S. and certain other countries as global economic conditions improve and the demand for technical talent in certain markets has increased. The higher attrition rates have contributed to lower consulting headcount levels which have resulted in some lower billable hours and revenues. Advanced product services were 76 million for the third quarter and grew 23 percent in U.S. dollars, 20 in constant currency over the prior year. Advanced product services — support revenues include incremental PeopleSoft revenues in the amount of $3 million. Excluding revenues from PeopleSoft, advanced product services increased 19 percent, 15 in constant currency. On Demand revenues which are included in advanced product service revenues increased 68 percent in U.S. dollars, 65 in constant currency.

Finally, education revenues were 68 million in the third quarter. They grew 36 percent in U.S. dollars, 33 in constant currency. Education revenues had incremental PeopleSoft revenues in the amount of 14 million. Excluding revenues earned for the training of customers on PeopleSoft, education revenues grew 9 percent in U.S. dollars, 5 in constant currency. Now, we believe that the 12-month software revenue and new software license revenue growth more accurately reflect the real trajectory of the business and eliminates the lumpiness that can occur when we have big license win in a given quarter.

On a trailing 12-month basis new software license revenues were 3.79 billion which represents a growth of 11 percent over the corresponding prior year period. Likewise, trailing software license updates and product support revenues were 5.02 billion and grew 14 percent. Trailing 12-month software revenues were 8.8 billion, up 13 percent over the corresponding prior year period, and represent an all-time high. Moving to our products in our by far largest business, database technologies, revenues were up 12 percent in U.S. dollars, 8 in constant currency, to $782 million. Trailing 12-month database technology licenses were 3.09 billion up 12 percent from the prior year corresponding.

Database technology revenues, of course as I mentioned Enterprise Edition, Standard Edition, database, enterprise options and application server revenues. Enterprise Edition revenues grew percent in U.S. dollars, 4 in constant currency. On a trailing 12-month basis Enterprise Edition grew the same. Standard Edition revenues which include Standard Edition 1 grew 2 percent in U.S. dollars, declined slightly at 2 percent in constant currency. However on a 12-month trailing basis Standard Edition grew 7 percent in U.S. dollars, 3 in constant currency. Database options made up generally of enterprise manager, partitioning, and most importantly RAC, grew 22 percent in U.S. dollars, 18 percent in constant currency. On a trailing 12-month basis the options grew 33 percent in U.S. dollars, 29 percent in constant currencies. The growth was driven by RAC revenues which were 38 percent, U.S. dollars 34 and constant currency. Likewise enterprise manager and partitioning grew 30 percent and 26 percent over the last 12-month period. On a constant currency basis, it was 27 and 22 percent.

As I mentioned earlier, the application server revenues grew 33 percent in U.S. dollars, 29 in constant currency in the third quarter. On a trailing 12 month basis the application server revenues were up 16 percent U.S. dollars, 12 in constant currency. Application revenues were 152 million in the third quarter which represented a 9 percent growth rate, 7 percent in constant currency, from the prior period. The application revenues do include incremental PeopleSoft revenues for two months in the amount of 31 million. Excluding the application revenues from PeopleSoft, the application license revenue growth rates declined 13 percent in U.S. dollars. However, including them, even for the two months the license revenue grew 6 percent to 666 million on a trailing 12-month basis. We anticipated this quarter to be a transition quarter for our

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

applications business as we aligned the combined sales and marketing organizations to take advantage of the tremendous sales capacity we added through the PeopleSoft acquisition. We believe this work is behind us and we’ll see the strength in new license revenue growth from this acquisition beginning in our Q4.

I’m just going to move on to big deals. Our new software license revenues from transactions over half a million dollars increased from 32 percent of new software license revenues in the third quarter to 35 percent in FY ‘05. New software license revenues earned from large contracts increased by 23 percent from the third quarter of last year. Now, total non-GAAP operating expenses for the third quarter were 1.93 billion, an increase of 24 percent in U.S. dollars, 21 in constant currency, as compared with the third quarter last year.

The increase in total non-GAAP operating expenses is primarily due to incremental PeopleSoft expenses. The total non-GAAP operating expenses exclude amortization of intangible assets, acquisition related charges, restructuring charges, and stock-based compensation expenses that were incurred as a result of the acquisition. On a GAAP basis total operating expenses increased 38 percent in U.S. dollars, 35 in constant currency. Non-GAAP operating income for the third quarter was 1.16 billion, or 38 percent of total revenues compared with 950 million or 38 percent in the prior year which represents a growth of 22 percent. Currency rate fluctuations contributed 5 points to growth in non-GAAP operating income.

Furthermore, on a non-GAAP basis we believe that we will be able to achieve or exceed the 40 percent margin for the full fiscal year if the underlying economy continues to improve and we can sustain moderate revenue growth. This is in line what we have been telling investors since earlier this year that the PeopleSoft acquisition would in no way stall us from our march towards 40 percent plus operating margins. Regarding our income tax rate our effective tax rate for the third quarter is 30 percent down from 33 percent in the prior corresponding period. We expect the annual effective tax rate to be 30 percent for the remainder of the year. However, discrete events such as income tax settlements will result in discrete benefits or provisions which may increase the volatility of quarterly reported income tax rate.

Non-GAAP net income was 814 million which represents a 25 percent increase over the prior year. Now, on a GAAP basis net income was 540 million, down 15 percent from the prior year due to the effects of certain business combination accounting adjustments and other acquisition related expenses. Non-GAAP diluted earnings per share for the third quarter was, as I mentioned before, $0.16 versus $0.12 for last year which represents a 28 percent increase. GAAP diluted earnings per share were $0.10 versus $0.12 for the prior year. Our weighted average diluted shares outstanding for the third quarter were 5.23 billion compared to 5.337 billion for the same period last year which represents a 2 percent decline year-over-year. The decline in the weighted average shares is primarily attributed to the share repurchases over the last year. 117 million stock options were also excluded from the diluted earnings per share as compared to 102 in the prior year since they were antidilutive.

As far as the balance sheet, under business combination accounting, the total preliminary purchase price was allocated to PeopleSoft’s net tangible and identifiable intangible assets based on their estimated fair values as of December 29, 2004. The preliminary allocation of the purchase price was based upon a preliminary valuation of our estimate — and our estimates and assumptions are subject to change upon the receipt of management’s review of the final valuation as well as the final determination of restructuring costs. Intangible assets, based on our preliminary valuation, we recorded 3.592 billion of intangible assets in connection with the PeopleSoft acquisition. Intangible assets are being amortized using a straight line method over a period of 5 to 10 years. However, upon completion of our valuation process we may conclude that intangible assets should be amortized using an accelerated method and the components of intangible assets along with the estimated useful life will be broken out in detail in our Form 10-Q, which as I mentioned will be filed later this week.

We recorded about 107 million of restructuring expenses in connection with restructuring the premerger Oracle organization which primarily included employee severance including 33 million in noncash charges and facilities consolidations in the third quarter of fiscal 2005. Additional restructuring charges primarily severance costs, will be recorded over the next few quarters and we expect total costs under this plan to approximate 211 million. We recorded 400 million of restructuring costs in connection with restructuring premerger PeopleSoft which primarily included employee severance, facility consolidation and contract termination costs. These costs were recognized as a restructuring liability in the third quarter and resulted in an increase in goodwill. A portion of the restructuring liabilities related to facility lease commitments is classified as long-term accrued restructuring.

Although we’ve not completely finished our integration we’ve completed large parts and expect to be substantially completed within the next 6 months. We currently estimate the total restructuring costs associated with exiting activities of pre merger Oracle and PeopleSoft to approximate 611 million. Our operating cash flow for the first 9 months was 2.56 billion compared with 2.18 billion in the same quarter of last year, an increase of 380 million, or 17 percent. The main contributor in the operating cash flow was higher net income levels and a decrease in trade receivables of 824 million since May 2004. DSO decreased, that’s day sales outstanding, decreased 8 days from May 31, to only 51 days at the end of February 28, and a 4 day decrease from the third quarter of the prior year.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

The decline in DSO is attributed to more timely collections as well as a shift in the mix of total revenues. Software license updates and product support revenues are generally billed 1 year in advance while the revenues are recognized ratably over the annual contract period. Software license updates and product support revenues as a percentage of total revenues have increased resulting in higher cash collections and lower day sales outstanding. We are very pleased with our trailing 12 months free cash flow generation which increased 27 percent over the corresponding prior year period. Free cash flow for the trailing 12 months was 3.38 billion defined as operating cash flow of 3.575 billion less capital expenditures of 195 million. Free cash flow for the trailing 12 months was 118 percent of net income.

Now, the American Jobs Creation Act also introduced a special one-time 85 percent dividend received deduction on the repatriation of certain foreign earnings provided certain criteria are met. However, until this Treasury Department or Congress provides additional clarifying language on the key elements of the repatriation provision we will not be able to determine the amount of foreign earnings we may repatriate if any. We expect to complete our evaluation in the fourth quarter of fiscal 2005. The maximum amount available for repatriation is 3.1 billion and the additional income tax associated with the maximum amount ranges anywhere from 100 to 300 million.

Now, on December 29, we borrowed about 9.5 billion under an unsecured 364-day term loan agreement. During the third quarter we paid down $2 billion of this bridge loan. In addition we entered into a $3 billion credit facility in March, the proceeds of which will be used to partially pay down the bridge loan, and we will file the 8-K for that tonight. Both S&P and Moody’s affirmed Oracle’s long-term senior unsecured credit rating at A minus, A3, the rating confirmation requests the sufficient liquidity and financial flexibility that Oracle will retain following the closing and integration of PeopleSoft. On March 15, S&P affirmed the A minus rating and assigned an A-1 short-term corporate credit and commercial paper rating to Oracle. The A-1 rating is unusual for issuers with an A minus corporate credit rating and is based on Oracle’s overwhelming liquidity, very strong free cash flow generation, and ample access to capital. We are awaiting short-term rating confirmations from Moody and Fitch.

Many companies are talking right now about Sarbanes-Oxley so I wanted to say a couple words on that. I want you to know that we’re dedicating significant resources including management time and effort in connection with our ongoing Section 404 assessment. The evaluation of our internal control is being conducted under the direction of our senior management and our finance and audit committee. At this point we believe that we are on track to be compliant by the end of our fiscal year.

Before I talk about Q4 guidance I want to give you a brief update on the significant progress we’ve already made towards our integration of PeopleSoft. The key accomplishments that have occurred since our financial analyst day in late January include the fact that PeopleSoft sales kick-offs have occurred around the globe in which the sales teams have been introduced to Oracle policies, and products, and procedures and have been given a more detailed road map on how to sell on a combined basis. We’ve merged large legal entities, the largest legal entities in the United States and U.K. This affected 72 percent of the PeopleSoft folks and we expect the balance of the legal entity mergers around the world to be completed over the course of the next 6 months, many of them happening very soon, and we’ve already begun to consolidate facilities and hope to complete most of the facility consolidations and exit activities in this quarter. Although we’ve not finished all of the restructuring and integration we expect to be substantially completed over the next 6 months — really much of the work being done this quarter. In summary, we are extremely pleased with our progress and believe that the results to date on the integration are ahead of schedule and plan.

Now let me talk about guidance and update you on the expectation for Oracle’s business for the fourth quarter. We expect total GAAP revenues for the fourth quarter to grow in the range of 3.66 billion to 3.79 billion which would be growth of 19 to 23 percent. This range assumes that we have a 6 point favorable currency effect on the total revenues for the fourth quarter versus 4 points the year before. Continuing on guidance, sticking with GAAP for a while, new software license revenues are expected to grow between 7 and 17 percent while total software revenues are expected to grow between 17 and 22 percent on a GAAP basis. Once again, the momentum of the business is strong and we anticipate that we will benefit from the weakening U.S. dollar this quarter by 6 points. At this point we expect GAAP EPS to range from $0.17 to $0.18.

On a non-GAAP basis, which is what most of your models are in, you probably start writing down now, on a GAAP basis we expect total revenues to grow in the range of 3.84 billion to 3.97 billion, representing a growth between 25 and 29 percent. We expect non-GAAP EPS to range between $0.22 and $0.24 which would represent a growth of 17 to 25 percent over the fourth quarter of last year. Last January, couple months ago, at analyst day we provided a full fiscal 2005 non-GAAP EPS guidance of $0.62. Today we would like to raise our full-year non-GAAP guidance to be in the range of $0.64 to $0.65. Finally, to the extent that the U.S. dollar strengthens from current levels or weakens it will impact these estimates.

Now, lastly a number of you have inquired about the circumstances of Harry You’s departure. Really, it’s quite simple. Harry received an offer he couldn’t refuse. He’s become the CEO of Bearing Point, a leading IT integration company and a major partner of ours. Harry is well acquainted with the professional services industry from his days at Accenture and though the timing of his departure was unfortunate it’s also understandable given the circumstances. In Bearing Point’s press release announcing Harry’s appointment as CEO you’ll probably notice that there were

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

comments about some urgent financial issues that the Company is facing right now. The urgency of those issues drove the timing of Harry’s departure.

But let me also say that Oracle will not skip a beat. We have a deep and stable bench in our finance group stemming from Jeff Henley’s 14-year tenure as CFO. Jeff remains Chairman of Oracle and is working with us. We’re making plans to launch a search for Harry’s replacement and hope to have the position filled as soon as practical. Our finance team continues to record excellent progress in completing our SOX 404 activities on time and completing the integration of PeopleSoft into our own. Hopefully you will be able to gauge that for yourself after reviewing our earnings announcement and you’ll see how much progress we’ve made. I now turn to Larry to make a few comments.

Larry Ellison - Oracle — CEO, Director

Thanks, Safra. I’d like to focus just on a few things to start with. I know there’s been a lot of concern and a lot of questions whether Oracle’s database business, which is by far our largest business, has either been gaining or losing market share over this past year and I know there have been some concerns we have been losing market share to IBM, and just the opposite is true. IDC just recently published its annual review of database where it showed that Oracle is actually growing. Oracle’s database business is growing faster than the database market as a whole. In other words we are in fact gaining share.

In fact, our market leading position has gone up from the little over 40 percent of the global database market to a little over 41 percent of the global database market while IBM’s database share actually has declined over the same 12-month period. IBM’s actually going down from 31.8 percent to 30.6 percent. So we are gaining share and we’re taking that share from IBM. And that kind of makes sense when you think that the overwhelming percent of IBM’s database business is on mainframes and those mainframes are gradually being displaced by large UNIX machines and now grids of Oracle database servers and so we’d expect a continual migration off of those mainframes and on to more modern technology as time goes on. We expect to continue to take market share from IBM.

On the low end, by the way, — there are only two companies that are growing market share of the top five. Oracle’s growing market share and Microsoft, who’s in third place, has a little over 13 percent of the market but they’re also growing, and we think the favorable trend for us there on the low end is that Microsoft’s product runs only on Windows and our products run on Windows and Linux. And as Linux begets a larger and larger share of that low-end market we’re going to be competing more and more effectively against IBM. So we think there are two major trends in our largest business, the database business, that are useful for us. At the high end a gradual migration off of mainframes and off big UNIX servers and grids, two areas which we dominate, and on the low end a gradual migration off of Windows and on to Linux where Microsoft does not offer a product. We think that means we’ll be competing more and more effectively and taking share on both the high end and the low end of the market. Again, that’s our most important business, that’s the fulcrum of our business upon which everything else is built.

The other market that’s part of our technology platform, of course, is our application server. Our application server grew as Safra mentioned 33 percent in the quarter and that’s very interesting when you look at our major secular competitor which is BEA, whose sales have been declining quarter after quarter after quarter. So there, we’re dramatically gaining in market share in the application server area. IBM, our other competitor, and application servers of note, doesn’t break out their, you know, the Web Sphere applications server share. A new entrant into that market, which is SAP Net Weaver, is in a distant fifth place. So, again, as we’ve gone through a transition quarter for our applications business, the integration of PeopleSoft did not in any way impact our technology business and it’s growing strongly both in the database area where we’re taking share and in the application server area. Without any further comment I’d like to turn it over to Chuck, Charles Phillips, if he has anything to add.

Charles Phillips - Oracle — Co-Pres., Director

Just a couple quick comments. Just continuing on Larry’s comments on application server, the last three-quarters of this year we’ve grown 10 percent, 14 percent, and then 33 percent so we’re accelerating. But there are two key wins in the quarter that I wanted to highlight. One was a large government agency in the U.S. that is strategic and will be over many years. It will help us a lot in federal sector and was watched by almost every single integrator and every single competitor in the market so that was a key strategic win for us. The second one was a big design win with EDS. So EDS has been building what they call a core platform. They’re reducing the number of products they want to work with, want to reduce the complexity for customers so they’re recommending a defined set of products. At the application server level that used to be BEA, and we’ve been working with them for 6 months trying to get that design win to swap BEA out and they made that decision a few weeks ago so that’s an extremely important win for us, as we work with EDS in the market.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

The second area is — Larry also mentioned the strength in Standard Edition 1 on the low end I wanted to point out that Microsoft Yukon has once again been delayed, so that won’t show up, now, they’re saying the end of 2005 but that really opens up the low end of the market for us and we’re signing new distribution agreements as we speak to reach those customers. Then last point, I just wanted to make a quick comment on the Retek acquisition. Coming on the heels of the PeopleSoft integration we are pleased to have announced that our agreement to merge with Retek late last night. The integration team is ready and we’ve already begun moving forward with the work to ensure a smooth transition for customers, employees, and partners. As it currently stands our tender offer is set to expire on Tuesday, April 5. Assuming that a majority of the shares are tendered at that time we would assume control of Retek the following day and the combined Companies would begin operating together. It is important to note that while Retek is an important strategic asset to Oracle especially for a retail strategy it is dwarfed by the size of our Company. So as such the acquisition is accretive but it’s so small that it doesn’t have a material impact on our earnings in the near term.

Larry Ellison - Oracle — CEO, Director

One more comment before we take questions. When we were back in New York we talked about the Company growing its earnings per share in excess of 20 percent a year for the next several years, and again note that this quarter our earnings per share on a non-GAAP basis, again, which is the basis of all your models, was up 28 percent. I mean, our primary focus is to continue to build shareholder value and grow earnings per share and we’re very pleased again that we exceeded our targets and grew earnings per share 28 percent this quarter and we’re optimistic about next quarter and that’s why we’ve raised guidance for next quarter as well. So, with that, let me start taking your questions. Safra and I and Charles will do our best to answer whatever questions you have.

Q U E S T I O N  A N D  A N S W E R

Operator

To ask a question please press star, 1 on your telephone keypad. Again, that’s star, 1 to ask a question. We remind you if you are using a speakerphone to please make sure your mute function is turned off to allow your signal to reach our equipment. Due to time constraints we ask that you limit yourself to one question. At this time I’d like to take a question from Heather Bellini, UBS.

Heather Bellini - UBS — Analyst

The Apps business continues to be pretty lumpy and I guess I was just wondering how much of an impact did the integration of PeopleSoft have on Oracle’s Application sales teams and then how should we look at the growth for Oracle Apps organically in the May quarter on a year-over-year basis and then sequentially in terms of a pickup in momentum at PeopleSoft? Thank you.

Larry Ellison - Oracle — CEO, Director

I think there are two issues there worth noting as far as the integration is concerned. One is, recall that PeopleSoft was struggling to stay independent, you know, and up through December of last year and they had an absolute blow out quarter in their previous quarter. They had sold $270 million of new license sales in their Q4 which I guess ended December 29, a little early, when we took control of the company. So they had bled that pipeline dry. One of the reasons why our PeopleSoft contribution, you might view the PeopleSoft contribution of new license sales in the quarter we just reported as a little light. You’ll also notice that the contribution in maintenance was actually up. They exceeded — they exceeded estimates for their Q4 by over $100 million. They absolutely blew that thing out. Again, this was — this was their stretch quarter, they had a variety of incentives in place for the sales force, they made a lot of large deals, and again, took everything off the table. Again, those sales people didn’t know exactly what was going to happen after the merger, and if there was any merger and what would happen after the merger so we think it’s going to take us a couple quarters to rebuild that pipeline. That’s one thing.

They had the rebate program in place, they had all of those things in place. Again, we think it takes a couple of quarters to rebuild that pipeline. It was an absolute blow-out for them. The other thing is when we acquired the company we had been merging the two sales forces. And immediately we said we’re going to have one sales force and we have merged the two sales forces and we think that was a modest distraction for us this past quarter. We’ve made some management changes but we now have that sales force in place. We think our business is going to be, you know, very solid next fiscal year we think there probably will be some still — some minor impact in our over applications business in Q4 as the organization sorts itself out.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Heather Bellini - UBS — Analyst

So would you still be committed then to the 10 percent organic application license growth that you mentioned on the last conference call, I believe back in December?

Larry Ellison - Oracle — CEO, Director

Yes, I think so. I think that’s fairly — that’s fairly accurate.

Heather Bellini - UBS — Analyst

Great. Thank you.

Operator

We’ll take our next question from John DiFucci, Bear Stearns.

John DiFucci - Bear Stearns — Analyst

On the other side of the house in the database business that was obviously very strong and RAC saw some reacceleration but everything in that business saw some reacceleration. I’m just curious, last quarter if that was a little bit light, just trying to look forward again, similar to the Apps business, should we continue to see this kind of strength going forward? Or can you comment a little bit about that?

Larry Ellison - Oracle — CEO, Director

Yes. Again, I think, there again, I mentioned earlier there are two long-term trends that really play in our favor. At the high end of the business our competitor is IBM and the database business. Again, their real strength has been in their mainframe business, that old mainframe version of DB2. We are overwhelmingly strong versus IBM and on UNIX, on big UNIX servers and of course greater the unique technology that we have and IBM doesn’t have so as you look at modern high-end systems which are dominated by UNIX and grids, there we’re much stronger than IBM so we’d expect to continue to take share from IBM on the high end. So the answer is, yes, I’d expect to see a continued strength in our database business.

Then on the low end, insofar as Linux continues to be successful we’ll do very well on the low end. Where our number one competitor is Microsoft but Microsoft only sells its product on Windows so again, I’d expect to see continued strength in our database — in our overall database business. RAC on the high end and to some degree RAC on the low end. About one-third of our RAC customers, by the way, this is very interesting, a third of our RAC customers are Linux customers. One-third of the RAC business is on the low end. Finally, looking at our application server business I would expect that to continue to be strong as well as we’re getting stronger and stronger, vis-a-vis BEA, which is our number one secular competitor. Again, it’s very hard to measure IBM Web Sphere because so much of that business is tied to IBM global services business and Web Sphere is sold in association with the big systems integration contract and it’s difficult for us to — again, IBM doesn’t break out those numbers — but against BEA and the competitions that we see in the application server business we’re winning more and more share in that market. And I’d expect that trend to continue as well.

John DiFucci - Bear Stearns — Analyst

Just a quick follow-up to that, Larry, the high end, that all makes sense we can look at the data and it’s happening, RAC appears, we believe, anyway, to be driving that market share gain, but on the low end, it’s harder to tell from the data anyway so far — Microsoft’s been doing some things Chuck noted that they delayed again their release of SQL Server 2005. One thing they also recently did was effectively raise prices. I’m just curious if you are going to react to that at all or are you just going to keep on going ahead at current prices with Standard 1?

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Larry Ellison - Oracle — CEO, Director

I think we’re going to go ahead with current prices on Standard 1 and try to take share from Microsoft. Again, Microsoft is a very formidable competitor on the low end. We think they’ve used price against us for a very, very long time. We love the fact that price is more neutral right now, and in fact Microsoft is raising prices which is good for — which I think is good for us and we think the whole movement towards Linux is good for us, so we’re focused on growth in our database business, both at the high end and the low end, and we don’t want to make price an issue for price-sensitive customers on the low end.

John DiFucci - Bear Stearns — Analyst

Thank you.

Operator

From Pacific Crest Securities, Brendan Barnicle.

Brendan Barnicle - Pacific Crest Securities — Analyst

I was wondering if you could give any more guidance on the non-GAAP Apps number, Apps growth that you’re thinking about or even an Apps number? I mean, based on the total revenue guidance would that imply at least in like a $300 million level on the non-GAAP Apps new license number?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

I want to remind you we don’t generally break it out in our guidance. Last year for Q4 we did 231 million in Applications revenue. We’ll see PeopleSoft for the equal quarter did about 131 million. So we’ll — we’re not going to raise — we’re not going to break down the guidance by Apps or database at this point. We do expect a improvement in our Oracle Applications business as is typical Q4 and though we don’t expect an equal number out of PeopleSoft we do expect that to increase. We don’t know that we’ll actually be able to break it out by next quarter as many customers are buying both and the number of customers that have one product are already starting to discuss upgrading to other products. So we will not be able — we probably won’t be able to actually break it down for you in detail.

Larry Ellison - Oracle — CEO, Director

When we have a signing — let me explain, — when we’re signing a contract with them, we’ll say we’ll buy 1,000 seats and that 1,000 seats will be PeopleSoft or Oracle seats at their discretion so as new contracts get signed it is going to be very difficult for us to — as our next-generation contract gets signed it’s going to be very difficult for us to break it out.

Brendan Barnicle - Pacific Crest Securities — Analyst

Would you expect to have some contribution from Retek as well on that Apps number next quarter as well?

Larry Ellison - Oracle — CEO, Director

If we do it would be small.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

It would be very, very small. First of all, the transaction will not close until sometime in April, probably the beginning of April, and they are just such a small company in license numbers that it’s going to be very small.

Brendan Barnicle - Pacific Crest Securities — Analyst

Great. Thank you.

Operator

Next we’ll hear from Brent Thill, Prudential.

Brent Thill - Prudential — Analyst

After two acquisitions do you expect to take a rest now to digest what you have or should we expect you to be back in the market?

Larry Ellison - Oracle — CEO, Director

Well, we really intended to take a rest after PeopleSoft and the timing on Retek was not determined by us. We didn’t — SAP announced a purchase of Retek and we thought the retail industry was strategic for us, and we had to respond. So we would have preferred not giving it exactly this timing but, you know, our preference is to not do any major acquisitions this quarter.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

That’s right. We will remain opportunistic when things come up, and, of course, as you know, we do a few acquisitions every quarter generally, which are, you know, of different sizes.

Larry Ellison - Oracle — CEO, Director

Let me just amplify what Safra said. The Retek acquisition is tiny. It’s tiny compared to PeopleSoft.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

1/20th the size.

Larry Ellison - Oracle — CEO, Director

So there are little — their technology, you know, acquisitions in that 1 to $500 million range, I know Retek’s a little over that, but, are relatively easy for to us deal with, again, as opposed to a major acquisition like PeopleSoft. We really don’t envision doing a major acquisition as we said when we were in New York, until we’ve had a couple quarters under our belt for People.

Brent Thill - Prudential — Analyst

Just a quick follow up on the database business, if you look across Linux, UNIX, and Windows is there a way to segment the percent of revenue now allocated to those buckets?

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Larry Ellison - Oracle — CEO, Director

Well, actually we do sell Oracle licenses. So let me say if you look at our sale, our sale is Oracle and you can use that on whatever operating system that you want. However, as far as support is concerned, we look at our support data, we see Linux growing incredibly rapidly. There’s no question that Linux is the fastest growing operating system we’ve ever seen. Even faster than in the old days of Windows.

Brent Thill - Prudential — Analyst

Thanks.

Operator

Next we’ll hear from Adam Holt, JP Morgan.

Adam Holt - JP Morgan — Analyst

Good afternoon. Could you talk about when you expect to be able to certify the PeopleSoft and JDEC base on your recent iteration of the Apps server and maybe elaborate a little bit about the cross-selling plans into that base for your middleware suite?

Larry Ellison - Oracle — CEO, Director

I think that’s going to be done sometime this quarter, so it’s going to be very, very soon, and that’s a key portion of our strategy, which is not only to sell applications to the PeopleSoft clients but also to sell them application servers and more database technology so that certification will happen in Q4.

Adam Holt - JP Morgan — Analyst

And just one question on the OpEx side. It sounds like you’re on track for your previously stated 5,000 headcount reductions. What are your expectations for natural attrition, and what have you seen along that line?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

You know, we’ve really seen attrition as we expected, there’s a calculation that we did I think that the 5,000 will actually also include the bulk of any sort of natural attrition not from movement. So nothing particularly unusual. Really, as expected. In fact, surprisingly, as you know, we made many offers to the development organization, over 90 percent of the development and support organization, and 99 point something accepted their offers. That is by far higher than we expected, and though we expect to see some attrition, we have attrition around the world in different areas, we don’t have any particular spike or anything like that that we’re worried about.

Adam Holt - JP Morgan — Analyst

Great. Thank you.

Operator

Next we’ll hear from Drew Brosseau, SG Cowen.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Drew Brosseau - SG Cowen — Analyst

In the past you guys have emphasized appropriate the point that your business has steadily moved to more of a subscription kind of model around the maintenance base. I’m looking at the constant currency growth rate on the database maintenance base and it’s been decelerating for 3 straight quarters down to 7 percent, about as low as I can recall it ever being, despite the fact that the licenses have been generally okay. So I’m wondering what’s going on there, why is the base slowing down?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

I think it’s really — I’ll have to double-check it, but I really think it relates to the size of the base, you know, the bigger your base is, the base got extremely large, as we put in practices in place to really maintain it as well as possible, and as a result what happens is the base is just so large that it — the impact of new license sales gets smaller and smaller because the base is so big. And new license sales grow at a certain rate but the base is just so large that the actual growth rate slows down.

Larry Ellison - Oracle — CEO, Director

Let me answer that. It’s been awhile since we’ve had a price increase for our maintenance, so we have actually, whether — we’re wondering when that thing growing how much of that was attributable to price increases and, in fact, we haven’t had price increases there for some time and actually — and we are looking at that.

Charles Phillips - Oracle — Co-Pres., Director

The comparisons are also tougher. If you look at the year ago we were growing in double digits in database maintenance. That was an acceleration back then.

Drew Brosseau - SG Cowen — Analyst

Just given how important that is to earnings it’s certainly not as strong as I’d like to see it. One other question. On the — Safra, can you just — you had so many numbers I got a little lost. Can you just simply describe the contribution of PeopleSoft to the quarter in — by each of the major lines, license, support, and services, GAAP, and non-GAAP?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

You know what, that’s going to all be laid out in the 10-Q. The part that I disclosed in this, I mean, we could go through it but it’s really almost — just takes up everyone’s time. We’re going to include it in the 10-Q in the next few days and in the call I went over the one you’re all mostly looking at which was 31 million from licenses, consulting I have, you know, I mean, 95 million, education was 14 million — I’m doing those off the top of my head — so it’s not very large numbers in comparison to the overall business. So it’s total revenue of about 374 million, 31 in license, 96 in consulting, 230 million on a non-GAAP basis, less on a GAAP basis, you know, advanced product services under 3 million and education 13-14 million.

Drew Brosseau - SG Cowen — Analyst

So that 374 is the non-GAAP number?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

Yes.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Drew Brosseau - SG Cowen — Analyst

Okay. Great. Thank you.

Operator

We’ll move next to Ross MacMillan, Morgan Stanley.

Ross MacMillan - Morgan Stanley — Analyst

Yes, thanks. I got two questions actually just on, firstly on the financing. Looks like if you do the math you’re going to end up with similar debt to cash, maybe slightly higher. Just trying to understand what your expectations are for the interest income line as we look out into next quarter and beyond. And then secondly, just on the charges again that you took in the quarter, can you just recap for those? Because I couldn’t get what you said to reconcile with what’s presented in the income statement. Thanks.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

What did you — what was your second question?

Ross MacMillan - Morgan Stanley — Analyst

On the charges. I saw the charge —.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

Sure. Why don’t we go over that a little bit, and let me help you here. First of all, there’s the maintenance write-down, which I mentioned to you, and that’s on the revenue line. It should be on the second page of the spreadsheets that were attached to the earnings release. That’s about a reduction of 143 million. That’s called a maintenance write-down. That’s where you estimate the total maintenance base at what’s called fair value, and we explained it in incredible detail in the Q.

Ross MacMillan - Morgan Stanley — Analyst

I was meaning specifically you mentioned a 411 million restructuring charge. I was trying to understand, I think you said that was premerger in the PeopleSoft numbers. So I was trying to understand what was presented as charges today and what actually, perhaps, had already been taken elsewhere. That’s what I was confused about.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

The 411 is PeopleSoft charges generally that are going to be reflected — that are reflected — in the goodwill. The 211 — the 400 was PeopleSoft. The 211 is what we expect Oracle to take as restructuring charges. 107 of that is in this particular quarter, and if you look on the spreadsheets you’ll see that’s called restructuring. That’s on the restructuring line at 107 million for this quarter.

Ross MacMillan - Morgan Stanley — Analyst

How much was cash — cash charge in the quarter?

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

The bulk of it is really a cash charge. The 33 million of it is a noncash charge, which is what I laid out.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Ross MacMillan - Morgan Stanley — Analyst

Okay.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

As far as the interest numbers, as you see, we haven’t given a final estimate on it. We are not sure as to how much of our cash we will, if any, be able to repatriate from Europe and so we don’t know specifically what it will be. The sooner we pay off the debt, the lower the interest rate will be for us at this point since the 3.1 billion is potentially coming and some additional. We do actually expect to be able to reduce our debt very quickly, possibly within 9 months.

Ross MacMillan - Morgan Stanley — Analyst

And then just one follow-up on the applications side. In 2Q you had a couple of very large transactions, I think totaling 47 million and just given and just given your guidance, is there anything similar again here that’s giving you confidence as you look into the pipeline for 4Q that you’ve got maybe a clutch of large transactions that you could see which helps you get confidence back into the applications growth of the business? Thanks.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

In every quarter we have a number of large transactions potentially. Last quarter when revenues increased in applications 57 percent, we had the 47 million coming from 2 very large transactions. There are a number of large transactions in the next quarter. Some of them we had hoped would close this quarter and we hope to close next quarter. The business is intrinsically lumpy which is why we do a 12-month spread for you. Just like last quarter it was up 57 percent, this quarter, without PeopleSoft it was down a bit. You’re going to see that, but there are some large transactions that we are hoping to close this quarter which we had actually hoped to close last quarter.

Ross MacMillan - Morgan Stanley — Analyst

Thanks.

Jenny Gelhausen - Oracle — Investor Relations

Operator, we have time for one more call.

Operator

We’ll take a follow-up question from John DiFucci, Bear Stearns.

John DiFucci - Bear Stearns — Analyst

Can you just tell us when the Oracle applications e-business suite and PeopleSoft applications and even SAP will be certified on the 10g database, and just verify that 10g R2 is still scheduled for midyear release?

Larry Ellison - Oracle — CEO, Director

10g R2 is scheduled for mid-year release. I’m not sure of the certification date.

Final Transcript

Mar. 22. 2005 / 2:00PM, ORCL — Q3 2005 Oracle Earnings Conference Call

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

We can follow up with you.

John DiFucci - Bear Stearns — Analyst

Okay. Thanks.

Safra Catz - Oracle — Co-Pres., Interim CFO, Director

Okay. I think that’s it, Jenny.

Jenny Gelhausen - Oracle — Investor Relations

Great. Well, thank you, everyone, for participating in today’s call. A replay will be available for 24 hours. The number is 719-457-0820, pass code 4828861. You can also access the Web broadcast which will be available until March 29, and with that, I will turn it back to you, operator.

Operator

That does conclude today’s conference. We thank you all for joining us.